Exhibit 99.1

CORUS ENTERTAINMENT FILES ITS FISCAL 2010 ANNUAL REPORT

TORONTO, Dec. 13 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B) announced today that it filed its fiscal 2010 Form 40-F (containing its audited financial statements for the fiscal year ended August 31, 2010) with the U.S. Securities and Exchange Commission on November 5, 2010. The Company's Form 40-F is available through the Internet on the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) and through a link on the Company's website at www.corusent.com (under "Investor Relations" then "SEC").

The Company's fiscal 2010 Annual Report is available for download on the Company's website at www.corusent.com (under "Investor Relations" then "Annual Reports"). In addition, a printed copy of the fiscal 2010 Annual Report, containing the Company's complete audited financial statements, will be provided free of charge to any requesting shareholder. To request a copy, please contact the Company at investor.relations@corusent.com.

About Corus Entertainment Inc.
Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, television broadcasting, children's book publishing and children's animation. The company's multimedia entertainment brands include YTV, Treehouse, Nickelodeon (Canada), W Network, CosmoTV, VIVA, Sundance Channel (Canada), Movie Central, HBO Canada, Nelvana, Kids Can Press and radio stations including CKNW, CFOX, CKOI, 98,5 FM, Q107 and 102.1 the Edge. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) exchange. Experience Corus on the web at www.corusent.com.

%CIK: 0001100868

For further information:

Sally Tindal
Director, Communications
Corus Entertainment Inc.
416.479.6107

CO: Corus Entertainment Inc.

CNW 22:45e 13-DEC-10